Exhibit 12.1

RAIT Financial Trust

Computation of Ratio of Earnings to Fixed Charges and Preferred Share Dividends

(dollars in thousands)

	For the three months ended March 31, 2008	For the years ended December 31,
		2007	2006	2005	2004	2003
Net income (loss) from continuing operations as adjusted for minority interest	$237,581	$(437,102)	$74,704	$75,074	$63,098	$45,379
Add back fixed charges:
Interest expense	133,643	701,949	63,410	13,011	5,435	4,642

Earnings before fixed charges and preferred share dividends	371,224	264,847	138,114	88,085	68,533	50,021
Fixed charges and preferred share dividends
Interest expense	133,643	701,949	63,410	13,011	5,435	4,642
Preferred share dividends	3,406	11,817	10,079	10,076	5,279	—

Subtotal	137,049	713,766	$73,489	$23,087	$10,714	$4,642
Ratio of earnings to fixed charges	2.8x	0.4x	2.2x	6.8x	12.6x	10.8x

Ratio of earnings to fixed charges and preferred share dividends	2.7x	0.4x	1.9x	3.8x	6.4x	10.8x